Exhibit 99.1

Oculis Publishes Results of 2025 Annual General Meeting

ZUG, Switzerland, June 5, 2025 – Oculis Holding AG (Nasdaq: OCS / XICE: OCS) (“Oculis” or the “Company”), today announced the results from its 2025 Annual General Meeting held on June 4, 2025 at Ochsen-Zug, Kolinplatz 11, CH-6300 Zug, Switzerland, at 3:00 p.m. CEST / 9:00 a.m. EDT.

The Company’s shareholders approved all agenda items.

The shareholders approved the 2024 Annual Report including the 2024 Annual (Statutory) Financial Statements and the 2024 Consolidated Financial Statements.

The shareholders acknowledged that on a standalone statutory financial statement basis, the Company incurred a loss of CHF 5,179,000 with respect to the financial year ended December 31, 2024, and resolved that the accumulated balance sheet loss of CHF 46,577,000 shall be carried forward to the new accounts.

The members of the Board of Directors and the Executive Committee were granted discharge for their activities in 2024.

Anthony Rosenberg was re-elected as member and chairperson of the Board of Directors. Christina Ackermann, Lionel Carnot, Arshad M. Khanani, Martijn Kleijwegt, Geraldine O’Keeffe, Riad Sherif and Robert K. Warner were re-elected as members of the Board of Directors. Christina Ackermann, Lionel Carnot and Robert K. Warner were re-elected as members of the Compensation Committee. PricewaterhouseCoopers SA (Pully) was re-elected as Statutory Auditors. PST Legal AG (Zug) was re-elected as Independent Proxy.

The shareholders approved the compensation for the non-executive members of the Board of Directors:

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Total maximum amount of fixed (non-performance-related) compensation for the non-executive members of the Board of Directors until the end of the Company’s 2026 Annual General Meeting: USD 572,000.
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Maximum value of equity or equity-based compensation for eight non-executive members of the Board of Directors until the end of the Company's 2026 Annual General Meeting: USD 2,150,000 (excluding employer social security and pension contributions).

The shareholders approved the compensation for members of the Executive Committee:

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Total maximum amount of fixed (non-performance-related) compensation for three members of the Executive Committee for the calendar year 2026 and payable in 2026: USD 2,478,240.
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Total maximum amount of variable compensation for three members of the Executive Committee for the calendar year 2025 and payable in 2026 of USD 1,753,760.

Exhibit 99.1

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Maximum value of equity-based compensation for three members of the Executive Committee until the end of the calendar year 2026: USD 15,500,000 (excluding employer social security and pension contributions).

The shareholders approved, in a non-binding advisory vote, the 2024 Compensation Report of the Company.

The shareholders approved a capital band of 27,266,837 registered shares resulting in a capital band between CHF 545,336.74 and CHF 818,005.11 and the related amendment of the paragraphs 1 through 3 of article 3a of the articles of association in the form published on the website of the Company at https://investors.oculis.com/corporate-governance.

The shareholders approved a conditional share capital for employees and individuals of comparable positions in the maximum amount of CHF 124,800 by the issuance of 12,480,000 registered shares and the related amendment of article 3c, paragraph 1 of the articles of association in the form published on the website of the Company at https://investors.oculis.com/corporate-governance.

About Oculis

Oculis is a global biopharmaceutical company (Nasdaq: OCS / XICE: OCS) focused on innovations addressing ophthalmic and neuro-ophthalmic diseases with significant unmet medical needs. Oculis’ highly differentiated pipeline of multiple innovative product candidates in clinical development includes: OCS-01, a topical eye drop candidate for diabetic macular edema (DME); Privosegtor (OCS-05), a neuroprotective candidate for acute optic neuritis with potentially broad clinical applications in other neuro-ophthalmic diseases; and Licaminlimab (OCS-02), a topical biologic anti-TNFα eye drop candidate for dry eye disease (DED). Headquartered in Switzerland with operations in the U.S. and Iceland, Oculis is led by an experienced management team with a successful track record and is supported by leading international healthcare investors.

For more information, please visit: www.oculis.com

Oculis Contacts

Ms. Sylvia Cheung, CFO
sylvia.cheung@oculis.com

Investor Relations

LifeSci Advisors
Corey Davis, Ph.D.
cdavis@lifesciadvisors.com

Media Relations

ICR Healthcare
Amber Fennell / David Daley / Sean Leous
oculis@icrhealthcare.com